EXHIBIT 11 – COMPUTATION OF INCOME (LOSS) PER SHARE

(In thousands, except per share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
NUMERATOR:
Net income (loss) attributable to the Company – common shares	$51,037	$8,908	$(45,833)	$(65,370)
Less: Participating securities dividends	-	-	-	2,566
Net income (loss) attributable to the Company per common share – basic and diluted	$51,037	$8,908	$(45,833)	$(67,936)

DENOMINATOR:
Weighted average common shares outstanding – basic	358,453	357,501	358,425	357,427
Effect of dilutive securities:
Stock options and restricted stock (1)	1,379	1,265	-	-
Weighted average common shares outstanding – diluted	359,832	358,766	358,425	357,427

Net income (loss) attributable to the Company per common share:
Basic	$0.14	$0.02	$(0.13)	$(0.19)
Diluted	$0.14	$0.02	$(0.13)	$(0.19)

(1)     Equity awards of 6.2 million and 6.1 million were outstanding for the three months ended June 30, 2014 and 2013, respectively, and 9.6 million and 9.6 million were outstanding for the six months ended June 30, 2014 and 2013, respectively, but were not included in the computation of diluted earnings per share because to do so would have been antidilutive.